Exhibit 99.7

NICE Once Again Recognized as the Leading Contact Center Workforce
Optimization Vendor by DMG Consulting

NICE also maintains clear leadership in the contact center recording sector

RA’ANANA, ISRAEL, November 19, 2014 – NICE Systems (NASDAQ: NICE) announced today that it has again been recognized as the worldwide leader in DMG Consulting LLC’s 2014 Workforce Optimization (WFO) Mid-Year Market Share Report. NICE also maintains the lead in the contact center voice recording market.

According to DMG’s 2014 report:
•	NICE holds a 37.4 percent market share in the contact center WFO segment
•	NICE has a 41.6 percent market share in the contact center voice recording segment

NICE’s recently introduced Advanced Interaction Recorder is helping NICE boost revenues in this sector, according to the report. The new recorder can support up to 5,000 channels per server, significantly lowering the total cost of ownership and laying the foundation for future growth. It is part of the NICE Engage Platform – an ‘all-in-one’ platform that supports 100 percent real-time analytics by enabling voice, video, and screen recording, as well as archiving and streaming in a single server.

“We are pleased to continue our lead in the contact center WFO market, a strategic area that helps organizations ultimately deliver an excellent customer experience and increase the bottom line,” said Miki Migdal, President of the NICE Enterprise Product Group. “NICE Workforce Optimization engages employees through coaching and competition to drive higher levels of performance across the organization. It also delivers a common set of insights to all customer-facing agents, which helps them take action to improve the customer journey and support specific business goals.”

“The contact center WFO market has experienced a wonderful run for the past 15-plus years.” said Donna Fluss, President of DMG Consulting. “The market is still attracting substantial investments and DMG expects companies to continue to invest in these solutions.”

The report analyzes approximately 45 WFO vendors worldwide whose offerings include four or more of the ten modules found in WFO suites, including: quality assurance, workforce management, performance management, voice of the customer/surveying, speech analytics, text analytics, desktop analytics, coaching, eLearning, and call recording.

NICE’s WFO contact center suite contains all 10 modules to help their customers evaluate and improve all aspects of the customer experience: recording, coaching, e-learning, performance management, surveying, speech analytics, workforce management, desktop analytics, text analytics and a WFO back-office suite.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.